Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2005

Results of operations – management discussion

Quarter ended March 31, 2005 versus quarter ended March 31, 2004

Reclassification of Prior Year Balances

Certain reclassifications have been made to the consolidated financial statements for the three months ended March 31, 2004 to conform to the presentation in the March 31, 2005 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues and are presented in Quarter 1, 2005 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses and is presented separately in Quarter 1, 2005 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses and are presented under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income and is presented in Quarter 1, 2005 under Expenses in the consolidated income statements.

Voyage Revenue

Voyage revenue was $76.9 million during the quarter ended March 31, 2005 compared to $83.0 million during the quarter ended March 31, 2004. The 7.4% decrease was partly due to a decrease in the number of vessels from an average of 27.7 vessels in the first quarter 2004 to an average of 26.8 vessels in the first quarter 2005, and partly from the decrease in the total number of days the fleet operated in the spot market (307 days) compared to Quarter 1, 2004 (660 days), spot freight rates being higher than time charter.

The average time charter equivalent rate (TCE) per vessel for the quarter increased from $30,029 per day in the previous year’s quarter to $30,608 for this quarter. All tanker categories achieved good rates in a very healthy market as follows (First quarter 2004 average TCE rates in parentheses) - VLCCs (one on bare-boat charter and one on spot charter) earned an average $53,938 ($52,818), suezmaxes $29,152 ($27,315), aframaxes $28,539 ($34,092), panamaxes $35,531 ($29,436), and product carriers $19,795 ($15,072). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

Only the aframaxes were down from the previous year’s quarter, mainly due to the lower Caribbean rates for the newer aframaxes and because, generally, the remaining single-hull aframaxes achieved lower rates compared to the previous year. The panamaxes enjoyed buoyant rates. In the case of the Maya and Inca, the buoyant panamax rates since the previous September also had a significant impact in the first quarter 2005, as the excess over minimum rate ($15,750) achieved by the Maya and Inca for the six-month periods up to the determination dates of January 6 and March 20 respectively was all accounted for within the first quarter. As an offset, however, especially in the case of Maya, the final first quarter rate (from January 7) will not be determined until June and so only the minimum rate is accounted for until then.

On January 7, 2005, the product carrier Didimon was delivered and immediately started a time charter based on variable market rates determined at the end of each month, with a minimum rate of $18,350. In all, the vessel achieved an average TCE of $32,315 during the quarter, representing $2.7 million of revenue for the quarter. During the course of year 2004, only one vessel was acquired in January, 2004. Two operational vessels, the Liberty and Toula Z., were sold during 2004. During Quarter 1, 2004 these two vessels had contributed $7.9 million to revenue.

Total productivity achieved by the fleet in the first quarter 2005 was 96.0% compared to 96.4% for the first quarter of 2004. One panamax vessel, the Bregen undertook a significant dry docking and lost 35 days in the first quarter, 2005. Also, its sister-ship, Victory III proceeded from mid-February to a dry-docking in the quarter which started in March, losing 38 days. In the same quarter last year, two vessels were at some stage undergoing survey related dry docking repairs, losing 80 days in total.

Commissions

Commissions were $3.2 million, or 4.1% of revenue from vessels, during the quarter ended March 31, 2005, compared to $3.5 million, which was 4.2% of revenue from vessels, for the quarter ended March 31, 2004.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $7.0 million during the quarter ended March 31, 2005, compared to $11.0 million during the prior year, a 36.3% decrease. This is primarily explained by the fact that total operating days on spot charter and contract of affreightment actually decreased from 933 days in the first quarter of 2004 to 577 days in the first quarter of 2005, a 38% decrease. However, the decrease in overall expense burden was offset to a certain extent by higher bunker prices in Quarter 1, 2005 over Quarter 1, 2004.

Charter hire expense

During both first quarters, 2004 and 2005, the Company chartered-in the aframax Olympia, and the suezmaxes, Cape Baker and Cape Balboa, at a total hire cost of $6.1 million and $6.2 million respectively.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the three vessels which are chartered-in. Total operating costs were $13.7 million both during the quarter ended March 31, 2005 and during quarter ended March 31, 2004. However, operating days of vessels bearing operating expenses fell by 137 days.

Vessel operating expenses per ship per day for the fleet increased were $6,653 for the quarter ended March 31, 2005, a 5.5% reduction from the last quarter of 2004, but a 6.2% increase from the $6,263 for the quarter ended March 31, 2004. Part of the increase is due to the change in the value of the dollar against the Euro over the previous year’s quarter, which had seen some short-lived strengthening of the dollar. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels.

There were also substantial extra repairs relating to the certain vessels, especially the La Madrina, Tamyra, Pella and Dion. With regards to certain of the older vessels, such work was in preparation of a potential sale, given the April deadline effectively prohibiting the carrying of dirty products by elderly vessels and the fact that operating costs of these vessels were becoming burdensome.

Depreciation

Depreciation was $8.7 million during the quarter ended March 31, 2005 and $8.7 million during the quarter ended March 31, 2004.

Amortization of deferred charges

We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended March 31, 2005, amortization of deferred drydocking charges was $1.7 million as compared to $2.4 million during the quarter ended March 31, 2004, a decrease of 27.1%.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. Since January 1, 2002 to July 1, 2004, all vessels (excluding temporarily chartered-in vessels) bear a management fee of $15,000 per month. From July 1, 2004 the monthly fee was increased to $18,000 for all vessels except the chartered-in vessels where the fee was reduced to $12,500 per month. The fee not only covers the technical management of the vessels, but also the costs of Company management and staff. That part of the fee which relates to vessel management covers all services provided by the technical managers including services which are often subject to a separate charge above the basic fee by independent vessel managers. Consequently, we continue to believe that this is a very competitive fee to pay for such services. Management fees totaled $1.4 million during the quarter ended March 31, 2005, compared to $1.2 million for the quarter ended March 31, 2004, an increase of 12.0%.

In accordance with the revised management agreement between the Company and Tsakos Energy Management, its managers, a further amount is due as an award to Tsakos Energy Management if the Company succeeds during the year in achieving a return on equity in excess 15% of the book value per share at the beginning of the year. (Full details as to the criteria and computation of the award may be found in the 2004 Annual Report filed in April). Although from a current perspective it appears likely that such a return is achievable, final determination as to whether an award is payable is dependent on Board approval and as such no provision has been made in the accounts for an award.

General and administrative expenses

G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were successfully held during the quarter totaling $0.5 million during the quarter ended March 31, 2005 compared to $0.6 million during the previous year quarter 2004, a decrease of 12.5%. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $786 for Quarter 1, 2005 compared to $720 for the first quarter.

Gain on the sale of vessel

The Company sold the single-hull aframax Panos G. during the first quarter for $9.8 million realizing a capital gain of $5.2 million which is recognized in full in the first quarter.

Amortization of the deferred gain on sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over five year minimum charter period. The amortization of this gain amounted to $0.8 million for the first quarters of 2005 and 2004.

Operating income

As a result of the reasons stated above, income from vessel operations was $40.8 million during the quarter ended March 31, 2005 versus $36.5 million during the quarter ended March 31, 2004, representing an 11.8% increase.

Interest and finance costs

Interest and finance costs decreased from $3.2million for the quarter ended March 31, 2004 to $1.6 million for the quarter ended March 31, 2005, a 49.7% decrease. Actual loan interest (including interest relating to swaps) fell from $5.1 million to $3.8 million, a 25.2% decrease, mainly due to a reduction of interest payable on the interest rate swaps. Total average bank loans were approximately $384.6 million for Quarter 1, 2005 compared to $475.5 million for the previous year’s quarter, a decrease of 19%. However, the average all-in interest rate for the current quarter borne on the Company’s loans was approximately 3.94% compared to 3.35% for the first quarter of 2004.

During 2004 one of our interest rate swaps was de-designated as a hedging swap and by the year-end a total of $1.2 million had been charged to finance costs as a negative movement in fair value. During the first quarter of 2005, however, this was completely reversed. During the first quarter of 2004, there had been a positive movement of $1.4 million in the fair value (mark-to-market) of the non-hedging interest rate swaps.

Capitalized interest in the first quarter of 2005 was $1.1 million compared to $0.4 million in the previous year, due to the extra number of vessels under construction during the past year, the extra pre-delivery installments paid and the increase in average interest rates.

Interest income

Interest income was $0.6 million during the first quarter of 2005 and $0.1 million during the quarter ended March 31, 2004, due to higher average bank deposits, and higher time deposit interest rates in 2005 compared to 2004.

Net Income

As a result of the foregoing, net income for the quarter ended March 31, 2005 was $39.9 million, compared to $33.4 million for the first quarter, 2004, a 19.4% increase. Basic earnings per share were $1.98 compared to $1.94. Excluding the capital gain, net income was $34.6 million compared to $33.4 million, a 3.8% increase, but due to the extra issuance of shares in 2004 earnings per share, net of capital gain, fall to $1.72.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $77.9 million at March 31, 2005 (after taking account of a declared but not paid 95 cent dividend totaling $19.2 million)

compared to $74.7 million as at March 31, 2004 (after taking account of a declared but not paid 50 cent dividend totaling $8.6 million). Total cash balances (including restricted cash) as at March 31, 2005 amounted to $145 million.

Net cash provided by operating activities was $46.8 million in the quarter ended March 31, 2005 compared to $43.5 million in the previous year, a 7.5% increase. The increase is mainly due to lower interest costs and more effective working capital management.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $2.4 million compared to $0.4 million in the previous quarter. Two dry-dockings took place during the quarter ended March 31, 2005. Special survey work was performed on the Bregen and Victory III (completed in Quarter 2, 2005).

Net cash used in investing activities was $32.5 million for the quarter ended March 31, 2005, compared to $83.8 million for the quarter ended March 31, 2004. $18.5 million relates to the last payment on delivery of the product carrier Didimon. A further $19.1 million was paid as installments as part of the new building programme. (As at March 31, 2005, the Company had under construction fourteen vessels, with a contract value of $740.8 million of which $123.9 million had been paid by March 31, 2005.)

A capital guaranteed 3-year structured note was purchased for $5.0 million. The Company had three such notes held as investments, all of them with capital guaranteed if held to the end of the term. The notes are valued each quarter and any changes are accounted for through earnings ($0.1 million negative charge in Quarter 1, 2005).

Cash derived from investing activities included $9.1 million, after cash expenditure, received from the sale of Panos G.

Net cash from financing activities was $13.2 million in quarter ended March 31, 2005, compared to $33.0 million in March 31, 2004. Proceeds from new bank loans in the quarter amounted to $26.3 million in relation to the product carrier Didimon, with scheduled repayments of $8.5 million, plus a prepayment of $3.9 million on the sale of the Panos G., compared to proceeds of $40.0 million less repayments of $8.2 million in the previous year’s quarter.

During the quarter ended March 31, 2005, the Company purchased 13,805 shares in the open market in a buy-back program and shares available after the delisting from the Oslo Stock Exchange at a cost of approximately $0.5 million. The shares were cancelled in accordance with Bermudan regulations. No shares were repurchased by the Company during the first quarter of 2004.

A final 95 cent dividend for the fiscal year 2004 was declared in February 2005 and was paid on April 26, 2005. The total amount paid was $19.2 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The first installment of the 2003 dividend, amounting to 70 cent per share was paid in November, 2003. During the first quarter of 2004, a 50 cent final dividend for the fiscal year 2004 was declared amounting to $8.6 million.

Total net debt outstanding increased from $365 million at the beginning of the quarter to $379 million by the end of the quarter. The average debt to capital ratio was approximately 41% by 31 March 2005 (compared to 59% at the end of the first quarter 2004) or 30% on a net of cash basis. The total notional amount of loans covered was $272 million or 72% of the total. Further coverage is being discussed with major banks.